Exhibit 12.1
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges

Year ended December 31,
(in millions, except ratios)	2016	2015	2014	2013	2012
Excluding interest on deposits
Income from continuing operations before income taxes	$34,536	$30,702	$30,699	$26,675	$29,566
Fixed charges:
Interest expense	8,462	6,211	6,264	7,610	8,498
One-third of rents, net of income from subleases(a)	540	535	624	616	554
Total fixed charges	9,002	6,746	6,888	8,226	9,052
Add: Equity in undistributed loss of affiliates/Less: Equity in undistributed income of affiliates(b)	362	423	233	112	(99)
Income from continuing operations before income taxes and fixed charges, excluding capitalized interest	$43,900	$37,871	$37,820	$35,013	$38,519
Fixed charges, as above	$9,002	$6,746	$6,888	$8,226	$9,052
Ratio of earnings to fixed charges	4.88	5.61	5.49	4.26	4.26
Including interest on deposits
Fixed charges as above	$9,002	$6,746	$6,888	$8,226	$9,052
Add: Interest on deposits	1,356	1,252	1,633	2,067	2,655
Total fixed charges and interest on deposits	$10,358	$7,998	$8,521	$10,293	$11,707
Income from continuing operations before income taxes and fixed charges, excluding capitalized interest, as above	$43,900	$37,871	$37,820	$35,013	$38,519
Add: Interest on deposits	1,356	1,252	1,633	2,067	2,655
Total income from continuing operations before income taxes, fixed charges and interest on deposits	$45,256	$39,123	$39,453	$37,080	$41,174
Ratio of earnings to fixed charges	4.37	4.89	4.63	3.60	3.52

(a)	The proportion deemed representative of the interest factor.

(b)	Prior period amounts have been revised to conform with the current period presentation.